T. Rowe Price Tax-Free Short-Intermediate Fund, Inc.

The following sentence has been added to the fund's investment strategy:

The fund may invest in bonds whose income must be included in the calculation of alternative minimum tax.

The following sentence has been added to the fund's disclosure relating to Municipal Bond Insurance:

A significant amount of fund assets may be insured by a single insurer.